UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 5, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the UBS Group AG (consolidated) BIS Basel III leverage ratio information as of 31 March 2015, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) BIS Basel III leverage ratio information

This document provides BIS Basel III leverage ratio information as of 31 March 2015, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.”

BIS Basel III leverage ratio disclosure requirements

The Bank for International Settlements (BIS) Basel III disclosure requirements for the leverage ratio came into effect in Switzerland on 1 January 2015 and we therefore disclose the respective leverage ratio information on a quarterly basis starting in the first quarter of 2015.

The BIS Basel III leverage ratio is calculated by dividing the sum of period-end tier 1 capital by the period-end BIS Basel III total adjusted exposure (BIS Basel III Leverage Ratio Denominator (LRD)), which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation, and adjusted for netting of derivatives, eligible cash variation margin netting, net notional amounts less add-on deductions for written credit derivatives as well as an additional charge for counterparty credit risk related to securities financing transactions.

à	Refer to our first quarter 2015 report for information on our Swiss SRB leverage ratio as of 31 March 2015

BIS Basel III leverage ratio

As of 31 March 2015, our total BIS Basel III leverage ratio was 3.4% on a fully applied basis and 4.4% on a phase-in basis.

The BIS Basel III LRD was CHF 991 billion on a fully applied basis and CHF 996 billion on a phase-in basis. The table “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” below shows the difference between total IFRS assets per IFRS consolidation scope and on balance sheet exposures as per the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS Basel III leverage ratio rules and therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

The following tables provide BIS Basel III leverage ratio information as of 31 March 2015 according to current disclosure requirements.

à	Refer to “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions

CHF million	31.3.15
On-balance sheet exposures
IFRS total assets	1,048,850
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(17,053)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	2
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(287,459)
Less carrying value of securities financing transactions in IFRS total assets[2]	(121,957)
Adjustments to accounting values	0

On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	622,383
Asset amounts deducted in determining BIS Basel III tier 1 capital	(14,903)

Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	607,480

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation. 2 Consists of cash collateral on securities borrowed, reverse repurchase agreements and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

BIS Basel III leverage ratio common disclosure

The naming convention in the following table is based on BIS guidance and does not reflect UBS’s naming convention used in our external reports.

CHF million, except where indicated		31.3.15
	On-balance sheet exposures
1	On-balance sheet items (excluding derivatives and SFTs[1], but including collateral)	622,383
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(14,903)

3	Total on-balance sheet exposures (excluding derivatives and SFTs1)	607,480

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	79,940
5	Add-on amounts for PFE[2] associated with all derivatives transactions	111,876
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	2,021
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(26,558)
8	(Exempted CCP[3] leg of client-cleared trade exposures)	(11,400)
9	Adjusted effective notional amount of all written credit derivatives[4]	194,812
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[5]	(169,088)

11	Total derivative exposures	181,603

	Securities financing transaction exposures
12	Gross SFT[1] assets (with no recognition of netting), after adjusting for sale accounting transactions	189,328
13	(Netted amounts of cash payables and cash receivables of gross SFT[1] assets)	(67,371)
14	CCR[6] exposure for SFT assets[1]	33,572
15	Agent transaction exposures	0

16	Total securities financing transaction exposures	155,528

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	188,766
18	(Adjustments for conversion to credit equivalent amounts)	(137,513)

19	Total off-balance sheet items	51,253

	Total exposures (leverage ratio denominator), phase-in	995,863

	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(5,315)

	Total exposures (leverage ratio denominator), fully applied	990,548

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	43,801
21	Total exposures (leverage ratio denominator)	995,863
	Leverage ratio

22	Basel III leverage ratio phase-in (%)	4.4

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	33,515
21	Total exposures (leverage ratio denominator)	990,548
	Leverage ratio

22	Basel III leverage ratio fully applied (%)	3.4

1 Securities financing transactions. 2 Potential future exposure – Current exposure method (CEM add-on) based on notional amounts. 3 Central cleared counterparties. 4 Includes protection sold including agency transactions. 5 Protection sold can be offset with protection bought on the same underlying reference entity provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met. 6 Counterparty credit risk.

BIS Basel III leverage ratio summary comparison

The naming convention in the following table is based on BIS guidance and does not reflect UBS’s naming convention used in our external reports.

CHF million, except where indicated		31.3.15
1	Total consolidated assets as per published financial statements	1,048,850
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(31,956)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
4	Adjustments for derivative financial instruments	(105,857)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	33,572
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	51,253
7	Other adjustments	2

8	Leverage ratio exposure (leverage ratio denominator), phase-in	995,863

1 This item includes assets that are deducted from tier 1 capital.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2015 report and its Annual Report 2014 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: May 5, 2015